EXHIBIT 21


                   SUBSIDIARIES OF FLAG FINANCIAL CORPORATION


         First Flag Bank (formerly known as First Federal Savings Bank of LaGrange), a federal savings bank organized under the laws of the United States.

         Citizens Bank, a state bank organized under the laws of the State of Georgia. Citizens Bank also operates under the following tradenames: Bank of Milan, Empire Banking Company, The Brown Bank, FlagTech and Citizens Bank Agency d/b/a Flag Insurance Services.